FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 23, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss)(1) of each division is shown below.

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	2,779	2,532	652	694	780
UK Corporate	2,199	2,224	509	529	552
Wealth	346	322	109	75	93
Global Transaction Services	909	1,097	244	240	270
Ulster Bank	360	400	88	108	105
US Retail & Commercial	804	823	222	199	169

Retail & Commercial	7,397	7,398	1,824	1,845	1,969
Global Banking & Markets	1,610	3,515	(27)	80	522
RBS Insurance	454	(295)	125	123	(9)
Central items	154	580	81	70	119

Core	9,615	11,198	2,003	2,118	2,601
Non-Core	(284)	(29)	(557)	(315)	(405)

Group operating profit before impairment losses	9,331	11,169	1,446	1,803	2,196

Impairment losses/(recoveries) by division
UK Retail	788	1,160	191	195	222
UK Corporate	785	761	234	228	219
Wealth	25	18	13	4	6
Global Transaction Services	166	9	47	45	3
Ulster Bank	1,384	1,161	327	327	376
US Retail & Commercial	325	517	65	84	105

Retail & Commercial	3,473	3,626	877	883	931
Global Banking & Markets	49	151	68	(32)	(5)
Central items	(2)	3	(4)	3	4

Core	3,520	3,780	941	854	930
Non-Core	3,919	5,476	751	682	1,211

Group impairment losses	7,439	9,256	1,692	1,536	2,141

Note:
(1)
Operating profit/(loss) before movements in the fair value of own debt, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, bank levy, write-down of goodwill and other intangible assets, interest rate hedge adjustments on impaired available-for-sale Greek government bonds and RFS Holdings minority interest.

Divisional performance (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	1,991	1,372	461	499	558
UK Corporate	1,414	1,463	275	301	333
Wealth	321	304	96	71	87
Global Transaction Services	743	1,088	197	195	267
Ulster Bank	(1,024)	(761)	(239)	(219)	(271)
US Retail & Commercial	479	306	157	115	64

Retail & Commercial	3,924	3,772	947	962	1,038
Global Banking & Markets	1,561	3,364	(95)	112	527
RBS Insurance	454	(295)	125	123	(9)
Central items	156	577	85	67	115

Core	6,095	7,418	1,062	1,264	1,671
Non-Core	(4,203)	(5,505)	(1,308)	(997)	(1,616)

Group operating profit/(loss)	1,892	1,913	(246)	267	55

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	%	%	%	%	%

Net interest margin by division
UK Retail	3.92	3.91	3.75	3.90	4.05
UK Corporate	2.58	2.51	2.55	2.48	2.55
Wealth	3.59	3.37	3.86	3.46	3.29
Global Transaction Services	5.52	6.73	5.29	5.33	6.14
Ulster Bank	1.77	1.84	1.81	1.85	1.77
US Retail & Commercial	3.06	2.85	3.03	3.09	3.00

Retail & Commercial	3.21	3.14	3.17	3.19	3.21
Global Banking & Markets	0.73	1.05	0.76	0.71	0.93
Non-Core	0.64	1.16	0.31	0.43	1.09

Group net interest margin	1.92	2.01	1.84	1.84	2.02

Divisional performance (continued)

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	48.4	48.7	(1%)	48.8	(1%)
UK Corporate	76.1	75.7	1%	81.4	(7%)
Wealth	12.9	13.0	(1%)	12.5	3%
Global Transaction Services	17.3	18.6	(7%)	18.3	(5%)
Ulster Bank	36.3	34.4	6%	31.6	15%
US Retail & Commercial	58.8	56.5	4%	57.0	3%

Retail & Commercial	249.8	246.9	1%	249.6	-
Global Banking & Markets	151.1	134.3	13%	146.9	3%
Other	10.8	9.8	10%	18.0	(40%)

Core	411.7	391.0	5%	414.5	(1%)
Non-Core	93.3	117.9	(21%)	153.7	(39%)

Group before benefit of Asset Protection Scheme	505.0	508.9	(1%)	568.2	(11%)
Benefit of Asset Protection Scheme	(69.1)	(88.6)	(22%)	(105.6)	(35%)

Group before RFS Holdings minority interest	435.9	420.3	4%	462.6	(6%)
RFS Holdings minority interest	3.1	3.0	3%	2.9	7%

Group	439.0	423.3	4%	465.5	(6%)

For the purposes of the divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets, adjusted for capital deductions. Currently, 9% has been applied to the Retail & Commercial divisions and 10% to Global Banking & Markets. However, these will be subject to modification as the final Basel III rules and ICB recommendations are considered.

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	31 December 2011	30 September 2011	31 December 2010

UK Retail	27,700	27,900	28,200
UK Corporate	13,500	13,600	13,100
Wealth	5,700	5,600	5,200
Global Transaction Services	2,600	2,700	2,600
Ulster Bank	4,200	4,400	4,200
US Retail & Commercial	15,200	15,300	15,700

Retail & Commercial	68,900	69,500	69,000
Global Banking & Markets	17,000	18,900	18,700
RBS Insurance	14,900	15,200	14,500
Group Centre	6,200	6,100	4,700

Core	107,000	109,700	106,900
Non-Core	4,700	5,300	6,900

	111,700	115,000	113,800
Business Services	34,000	34,200	34,400
Integration and restructuring	1,100	1,100	300

Group	146,800	150,300	148,500

UK Retail

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	4,272	4,078	1,036	1,074	1,088

Net fees and commissions	1,066	1,100	242	259	316
Other non-interest income (net of insurance claims)	140	237	35	33	55

Non-interest income	1,206	1,337	277	292	371

Total income	5,478	5,415	1,313	1,366	1,459

Direct expenses
- staff	(839)	(889)	(200)	(206)	(208)
- other	(437)	(480)	(116)	(102)	(71)
Indirect expenses	(1,423)	(1,514)	(345)	(364)	(400)

	(2,699)	(2,883)	(661)	(672)	(679)

Operating profit before impairment losses	2,779	2,532	652	694	780
Impairment losses	(788)	(1,160)	(191)	(195)	(222)

Operating profit	1,991	1,372	461	499	558

Analysis of income by product
Personal advances	1,089	993	276	260	275
Personal deposits	961	1,102	214	236	271
Mortgages	2,277	1,984	577	576	557
Cards	950	962	238	231	251
Other, including bancassurance	201	374	8	63	105

Total income	5,478	5,415	1,313	1,366	1,459

Analysis of impairments by sector
Mortgages	182	177	32	34	30
Personal	437	682	116	120	131
Cards	169	301	43	41	61

Total impairment losses	788	1,160	191	195	222

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.2%	0.2%	0.1%	0.1%	0.1%
Personal	4.3%	5.8%	4.6%	4.7%	4.5%
Cards	3.0%	4.9%	3.0%	2.9%	4.0%

Total	0.7%	1.1%	0.7%	0.7%	0.8%

UK Retail (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	26.4%	18.0%	25.1%	26.7%	25.2%
Net interest margin	3.92%	3.91%	3.75%	3.90%	4.05%
Cost:income ratio	49%	52%	50%	49%	46%
Adjusted cost:income ratio (2)	49%	53%	50%	49%	47%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (3)
- mortgages	95.0	94.2	1%	90.6	5%
- personal	10.1	10.3	(2%)	11.7	(14%)
- cards	5.7	5.6	2%	6.1	(7%)

	110.8	110.1	1%	108.4	2%
Customer deposits (excluding bancassurance) (3)	101.9	98.6	3%	96.1	6%
Assets under management (excluding deposits)	5.5	5.6	(2%)	5.7	(4%)
Risk elements in lending (3)	4.6	4.7	(2%)	4.6	-
Loan:deposit ratio (excluding repos)	106%	109%	(300bp)	110%	(400bp)
Risk-weighted assets	48.4	48.7	(1%)	48.8	(1%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Adjusted cost:income ratio is based on total income after netting insurance claims and operating expenses.
(3)	Includes disposal groups: loans and advances to customers £7.3 billion; risk elements in lending £0.5 billion; customer deposits £8.8 billion.

Key points
In 2010, UK Retail set out an aspiration to become the UK's most helpful bank and launched the Customer Charter.  In 2011, we made good progress on our Customer Charter commitments and the roll-out of innovation that actually helps customers. In December 2011, UK Retail refined its staff incentive scheme to further strengthen the role of customer service and to help build long lasting customer relationships.

Progress against the Customer Charter commitments is independently assessed and has shown encouraging results. By the end of 2011, we achieved the goal of serving 80% of our customers in less than 5 minutes in our busiest branches. Branch opening hours have also been extended and standardised, which means that our branches are now open for an additional 5,000 hours per week at times our customers have told us suit them.

Innovation has supported the delivery of Helpful Banking by focusing on solutions that make it easier for customers to bank with RBS and NatWest. An important example has been giving customers access to 24 hour emergency cash from NatWest and RBS ATMs when their cards are lost or stolen. We also updated our market-leading iPhone application and by the end of the year 1 million customers had downloaded the application. With successful apps also launched for iPad, Android and Blackberry, RBS is now the leading mobile bank in the UK.

UK Retail (continued)

Key points (continued)

2011 compared with 2010
•
UK Retail delivered strong full year results, as operating profit increased by £619 million to £1,991 million, despite continued uncertainty in the economic climate and the low interest rate environment. Profit before impairments was up £247 million or 10%, while impairments fell by £372 million, with further improvements in the unsecured book and continued careful mortgage underwriting. Return on equity improved to 26.4%.

•
The division continued to focus on growing secured lending while at the same time building customer deposits, thereby reducing the Group's reliance on wholesale funding. Loans and advances to customers grew 2%, with a change in mix from unsecured to secured as the Group actively sought to improve its risk profile. Mortgage balances grew by 5%, while unsecured lending contracted by 11%.
o  Mortgage growth reflected continued strong new business levels. Gross mortgage lending market share of 10% continues above our stock position of 8%
o  Customer deposits grew 6%, outperforming the market total deposit growth of 3%.  Savings balances grew by £6 billion, or 9%, with 1.5 million accounts opened, demonstrating the strength of our customer franchise and our strategy to further develop primary banking relationships.

•
Net interest income increased by 5% to £4,272 million, driven by strong balance sheet growth. Net interest margin remained broadly flat with recovering asset margins largely offset by more competitive savings rates and lower long term swap rate returns adversely impacting liability margins.

•
Non-interest income declined 10% to £1,206 million, primarily driven by lower investment and protection income as a result of the dissolution of the bancassurance joint venture.  In addition, a number of changes have been made to support delivery of Helpful Banking, such as 'Act Now' text alerts, which have decreased fee income.

•
Overall expenses decreased by 6%, with the adjusted cost:income ratio improving from 53% to 49%.  Cost reductions were driven by a clear management focus on process re-engineering and operational efficiency together with benefits from the dissolution of the bancassurance joint venture, partly offset by higher inflation rates in utility and mail costs.

•	Impairment losses decreased 32% to £788 million reflecting the impact of a strengthened risk appetite, and a more stable economic environment.

•	Risk-weighted assets were broadly stable, with volume growth in lower risk secured mortgages partly offset by a decrease in the unsecured portfolio.

Q4 2011 compared with Q3 2011
•
UK Retail achieved strong deposit growth of £3.3 billion or 3% in the quarter, with competitive fixed rate bond and ISA offerings helping to deliver strong growth in savings balances. With interest rates falling and declining consumer activity, this strong deposit-gathering performance was balanced by narrowing liability margins and lower fee income, resulting in a 4% drop in income and operating profit of £461 million, £38 million lower than in the previous quarter.

UK Retail (continued)

Key points (continued)

Q4 2011 compared with Q3 2011 (continued)
•
Mortgage balances increased £0.8 billion and RBS's share of gross new lending remained strong at 10% in the quarter, above its share of stock at 8%. Unsecured lending declined 1% as the Group continued to focus on lower risk secured lending. In conjunction with the strong deposit growth recorded during the quarter, this resulted in an improvement in the loan to deposit ratio to 106% from 109% in Q3 2011.

•
Net interest income fell 4%, £38 million, driven by the continued tightening of liability margins, with competitive pricing on savings balances and a continued decline in long-term swap rate returns on current accounts. Overall the net interest margin declined 15 basis points to 3.75%.

•	Non-interest income declined by 5%, £15 million, as subdued consumer spending activity continued to depress transaction volumes.

•
Overall expenses decreased by 2%, £11 million, with direct staff costs down 3%, £6 million, due to headcount reductions and lower staff compensation.  Indirect costs decreased by 5%, £19 million, driven by further cost saving initiatives linked to compensation costs and technology savings.

•	Impairment losses decreased by 2% or £4 million during the period.
○
Mortgage impairment losses were £32 million on a total book of £95 billion, £2 million lower than Q3 2011. Arrears rates were stable and remained below the Council of Mortgage Lenders industry average. Provision coverage levels remain stable.

○
The unsecured portfolio impairment charge of £159 million, on a book of almost £16 billion, was broadly flat. Default levels remained stable. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

Q4 2011 compared with Q4 2010
•	Operating profit decreased by £97 million, with income down 10%, costs down 3% and impairments 14% lower than in Q4 2010.

•
Net interest income was 5% lower, with strong mortgage and deposit balance growth more than offset by a reduction in net interest margin. Liability margins fell as a result of continued competitive pressure on new business savings margins and lower long term swap rate returns adversely impacting current account income.

•
Customer deposits were up 6%, with savings balances 9% higher, significantly outperforming the market. This strong deposit growth contributed to a reduction of the loan to deposit ratio from 110% to 106%.

•
Non-interest income declined by 25%, £94 million, largely driven by the dissolution of the bancassurance joint venture combined with lower spending and investment activity reflecting the general economic environment.

•
Overall expenses were 3% lower, despite increased charges relating to the Financial Services Compensation Scheme, reflecting continued implementation of process efficiencies and lower average staff compensation and benefits from the dissolution of the bancassurance joint venture.

•	Impairment losses decreased by 14%, £31 million, primarily reflecting improvements in default rates on the unsecured book.

UK Corporate

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,585	2,572	634	621	653

Net fees and commissions	948	952	229	244	251
Other non-interest income	327	371	62	83	79

Non-interest income	1,275	1,323	291	327	330

Total income	3,860	3,895	925	948	983

Direct expenses
- staff	(780)	(778)	(195)	(184)	(198)
- other	(335)	(359)	(86)	(88)	(93)
Indirect expenses	(546)	(534)	(135)	(147)	(140)

	(1,661)	(1,671)	(416)	(419)	(431)

Operating profit before impairment losses	2,199	2,224	509	529	552
Impairment losses	(785)	(761)	(234)	(228)	(219)

Operating profit	1,414	1,463	275	301	333

Analysis of income by business
Corporate and commercial lending	2,676	2,598	634	647	657
Asset and invoice finance	660	617	169	176	166
Corporate deposits	683	728	170	172	184
Other	(159)	(48)	(48)	(47)	(24)

Total income	3,860	3,895	925	948	983

Analysis of impairments by sector
Banks and financial institutions	20	20	(2)	6	12
Hotels and restaurants	59	52	16	22	18
Housebuilding and construction	103	131	27	29	47
Manufacturing	34	1	13	9	(9)
Other	163	127	37	36	(12)
Private sector education, health, social work, recreational and community services	113	30	81	20	21
Property	170	245	19	82	84
Wholesale and retail trade, repairs	85	91	29	24	31
Asset and invoice finance	38	64	14	-	27

Total impairment losses	785	761	234	228	219

UK Corporate (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.4%	0.3%	(0.1%)	0.4%	0.8%
Hotels and restaurants	1.0%	0.8%	1.0%	1.4%	1.1%
Housebuilding and construction	2.6%	2.9%	2.8%	2.9%	4.2%
Manufacturing	0.7%	-	1.1%	0.8%	(0.7%)
Other	0.5%	0.4%	0.5%	0.4%	(0.2%)
Private sector education, health, social work, recreational and community services	1.3%	0.3%	3.7%	0.9%	0.9%
Property	0.6%	0.8%	0.3%	1.1%	1.1%
Wholesale and retail trade, repairs	1.0%	0.9%	1.4%	1.1%	1.3%
Asset and invoice finance	0.4%	0.6%	0.5%	-	1.1%

Total	0.7%	0.7%	0.9%	0.8%	0.8%

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	12.4%	12.1%	10.2%	11.1%	11.8%
Net interest margin	2.58%	2.51%	2.55%	2.48%	2.55%
Cost:income ratio	43%	43%	45%	44%	44%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	111.8	112.7	(1%)	114.6	(2%)
Loans and advances to customers (gross) (2)
- banks and financial institutions	5.7	5.7	-	6.1	(7%)
- hotels and restaurants	6.1	6.3	(3%)	6.8	(10%)
- housebuilding and construction	3.9	4.0	(3%)	4.5	(13%)
- manufacturing	4.6	4.7	(2%)	5.3	(13%)
- other	32.6	32.6	-	31.0	5%
- private sector education, health, social work, recreational and community services	8.7	8.7	-	9.0	(3%)
- property	28.2	29.0	(3%)	29.5	(4%)
- wholesale and retail trade, repairs	8.5	8.9	(4%)	9.6	(11%)
- asset and invoice finance	10.4	10.1	3%	9.9	5%

	108.7	110.0	(1%)	111.7	(3%)

Customer deposits (2)	100.9	98.9	2%	100.0	1%
Risk elements in lending (2)	5.0	4.9	2%	4.0	25%
Loan:deposit ratio (excluding repos)	106%	109%	(300bp)	110%	(400bp)
Risk-weighted assets	76.1	75.7	1%	81.4	(7%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Includes disposal groups: loans and advances to customers £12.2 billion; risk elements in lending £1.0 billion; customer deposits £21.8 billion.

UK Corporate (continued)

Key points
In 2011, UK Corporate focused on supporting its customers through challenging economic times.

As a result of over 5,000 hours of customer research, UK Corporate launched the 'Ahead for Business' promise to its small and medium-sized enterprise (SME) customers.

To deliver on this, the division launched a number of initiatives to improve the service it offers to customers. For example, the 'Working with You' initiative, has seen over 4,600 visits to customer businesses since its launch in Q2 2011.  Additionally, following the launch of the relationship manager accreditation programme, also in Q2 2011, almost all relationship managers have gained full accreditation in the initial phase.

UK Corporate continued to support new and existing businesses during 2011:

•	launching its best ever fixed rate loan product for SMEs;

•	reacting quickly after the August riots to give affected businesses access to special interest rate and fee free lending products;

•	answering over 4,000 calls on the Start-up Hotline, offering free advice and a complementary business plan review service; and

•	supporting more debt capital and loan market deals for larger corporates than any other bank

The division also took measures to reduce the risk retained in the business allowing for quicker and more consistent decisions by simplifying the credit underwriting process and improving automated decision making.

2011 compared with 2010
•	Operating profit decreased 3% to £1,414 million, as lower income and higher impairments were only partially offset by a decrease in expenses.

•
Net interest income remained broadly flat.  Net interest margin improved 7 basis points with  benefits from re-pricing the lending portfolio and the revision to income deferral assumptions in Q1 2011 partially offset by increased funding costs together with continued pressure on deposit margins.  A 1% increase in deposit balances supported an improvement in the loan to deposit ratio to 106%.

•	Non-interest income decreased by 4% as a result of lower GBM cross-sales and fee income, partially offset by increased Invoice Finance and Lombard income.

•	Excluding the £29 million OFT penalty in 2010, total costs increased by 1%, largely reflecting increased investment in the business and higher costs of managing the non-performing book.

•	Impairments of £785 million were 3% higher due to increased specific impairments and collectively assessed provisions, partially offset by lower latent loss provisions.

UK Corporate (continued)

Key points (continued)

Q4 2011 compared with Q3 2011
•	Operating profit of £275 million was 9% lower, with increased net interest income more than offset by higher impairments and lower non-interest income.

•
Net interest income rose by 2% and net interest margin by 7 basis points, with improved lending margins more than offsetting continued pressure on deposit margins.  Strong growth in customer deposits, up £2 billion or 2%, contributed to an improvement in the loan to deposit ratio from 109% to 106%.

•	Non-interest income fell by 11%, due to a number of valuation adjustments, including derivative close out costs associated with impaired assets.

•	Total costs decreased 1% due to lower indirect costs, partially offset by higher discretionary staff costs.

•	Impairment losses increased £6 million due to a small number of specific provisions, partially offset by an improvement in collectively assessed balances and latent provision releases.

Q4 2011 compared with Q4 2010
•	Operating profit decreased 17%, driven by lower income and increased impairments.

•
Net interest income decreased 3%, impacted by higher funding and liquidity costs.  Excluding these costs income increased 1% with net interest margin up 11 basis points, reflecting the benefit from re-pricing the lending portfolio.

•	Non-interest income decreased 12%, largely driven by a number of valuation adjustments, including derivative close out costs associated with impaired assets.

•	Total costs decreased 3%, despite the higher operational costs of managing the non-performing book in Q4 2011, largely reflecting a decrease in staff incentive costs.
.
•	Impairment losses increased £15 million reflecting higher specific provisions.

Wealth

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	718	609	191	178	160

Net fees and commissions	375	376	89	95	94
Other non-interest income	84	71	23	23	17

Non-interest income	459	447	112	118	111

Total income	1,177	1,056	303	296	271

Direct expenses
- staff	(413)	(382)	(96)	(106)	(96)
- other	(195)	(142)	(43)	(57)	(29)
Indirect expenses	(223)	(210)	(55)	(58)	(53)

	(831)	(734)	(194)	(221)	(178)

Operating profit before impairment losses	346	322	109	75	93
Impairment losses	(25)	(18)	(13)	(4)	(6)

Operating profit	321	304	96	71	87

Analysis of income
Private banking	975	857	255	244	220
Investments	202	199	48	52	51

Total income	1,177	1,056	303	296	271

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	18.7%	18.9%	22.1%	16.3%	21.0%
Net interest margin	3.59%	3.37%	3.86%	3.46%	3.29%
Cost:income ratio	71%	70%	64%	75%	66%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.3	8.3	-	7.8	6%
- personal	6.9	7.2	(4%)	6.7	3%
- other	1.7	1.5	13%	1.6	6%

	16.9	17.0	(1%)	16.1	5%
Customer deposits (2)	38.2	37.4	2%	37.1	3%
Assets under management (excluding deposits) (2)	30.9	29.9	3%	33.9	(9%)
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos) (2)	44%	45%	(100bp)	43%	100bp
Risk-weighted assets	12.9	13.0	(1%)	12.5	3%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	31 December 2010 comparatives were revised in Q3 2011 to reflect the current reporting methodology.

Wealth (continued)

Key points
2011 has been a significant year for the Coutts businesses from a strategic perspective. In Q1 2011, a new divisional strategy was defined with the execution of early changes already making an impact.

Key strategic changes in 2011 included:
•	A refreshed Coutts brand bringing Coutts UK and RBS Coutts under one single contemporary brand.

•	A refocus on territories where the businesses have the opportunity for greatest scale or growth such as UK, Asia, Middle East, and Eastern Europe.

•	Further development of client propositions as well as the portfolio of products and services for key international markets.

•
Strategic investment in technology leading to the development of a single global technology platform for the Wealth division. The platform was successfully deployed in Adam & Company in 2011 with Coutts UK to follow in 2012.

•	Strengthening the connectivity between Wealth and other Group divisions including referrals in international jurisdictions and improved connectivity with UK Corporate.

•	Continued activity to ensure the division responds to new or expected regulatory changes with proactive solution design and preparation.

•	Injection of new management into key roles from both internal and external sources including key segment heads, marketing, products & services, and international executive leadership.

Following the establishment of a single global brand in Q4 2011, focus turned to the reorganisation of key global functions such as marketing and product & services, as well as some local management structures. These reorganisations have realigned the division to maximise execution of the divisional strategy.

The execution plan for the strategy will continue into 2012 and position Wealth strongly against its peers.

2011 compared with 2010
•	Operating profit increased by 6% on 2010 to £321 million, driven by a 11% growth in income partially offset by increases in expenses and impairments.

•
Income increased by £121 million with a 24 basis points improvement in lending margins, strong treasury income and increases in lending and deposit volumes. Non-interest income rose 3%, with investment income growing 2% despite turbulent market conditions.

•
Expenses increased by £97 million, largely driven by adverse foreign exchange movements and headcount growth to service the increased revenue base.  Additional strategic investment in technology enhancement, rebranding and programmes to support regulatory change also contributed to the increase.

•
Client assets and liabilities managed by the division decreased by 1%. Customer deposits grew 3% in a competitive environment and lending volumes grew 5%. Assets under management declined 9%, with fund outflows contributing 3% of the decrease and market conditions making up the balance.

Wealth (continued)

Key points (continued)

Q4 2011 compared with Q3 2011
•	Operating profit increased 35% to £96 million in the quarter with a small increase in income and lower expenses partially offset by a rise in impairments.

•
Income increased 2% in Q4 2011 with a 7% increase in net interest income partially offset by a 5% decline in non-interest income. The growth in net interest income reflects continued growth in lending margins and strong treasury income. Non-interest income declined with turbulent market conditions resulting in a decrease in investment and brokerage income.

•	Expenses decreased 12% largely driven by a decrease in Financial Services Compensation Scheme levies and lower incentive costs, assisted by a favourable movement in exchange rates.

•
Client assets and liabilities managed by the division increased by 2%. Lending volumes were stable and deposit volumes increased 2%, primarily in the UK, as result of a successful fixed term deposit campaign. Assets under management grew 3% with stable net new business and positive market movements.

Q4 2011 compared with Q4 2010
•	Operating profit increased 10% with a 12% growth in income partially offset by higher expenses and impairments.

•
Income increased due to a 19% rise in net interest income with a 57 basis points improvement in net interest margin reflecting strong treasury income, higher lending margins and growth in deposit volumes. Non-interest income increased 1%.

•	Expenses rose 9% reflecting adverse movements in exchange rates and continued investment in private banker recruitment, strategic initiatives and regulatory project spend.

Global Transaction Services

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,076	974	277	276	263
Non-interest income	1,175	1,587	296	300	375

Total income	2,251	2,561	573	576	638

Direct expenses
- staff	(375)	(411)	(95)	(89)	(105)
- other	(113)	(159)	(26)	(26)	(51)
Indirect expenses	(854)	(894)	(208)	(221)	(212)

	(1,342)	(1,464)	(329)	(336)	(368)

Operating profit before impairment losses	909	1,097	244	240	270
Impairment losses	(166)	(9)	(47)	(45)	(3)

Operating profit	743	1,088	197	195	267

Analysis of income by product
Domestic cash management	866	818	221	216	207
International cash management	868	801	222	220	223
Trade finance	318	309	77	90	81
Merchant acquiring	16	451	5	4	80
Commercial cards	183	182	48	46	47

Total income	2,251	2,561	573	576	638

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	30.4%	42.8%	33.0%	31.0%	42.7%
Net interest margin	5.52%	6.73%	5.29%	5.33%	6.14%
Cost:income ratio	60%	57%	57%	58%	58%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	25.9	29.9	(13%)	25.2	3%
Loans and advances	15.8	19.5	(19%)	14.4	10%
Customer deposits	71.7	71.4	-	69.9	3%
Risk elements in lending	0.2	0.2	-	0.1	100%
Loan:deposit ratio (excluding repos)	22%	28%	(600bp)	21%	100bp
Risk-weighted assets	17.3	18.6	(7%)	18.3	(5%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Global Transaction Services (continued)

Key points
In Q4 2011, Global Transaction Services (GTS) maintained operating profit levels with continued focus on cost management and an improved funding contribution.

GTS recognises the important role international trade plays in a strong global economy and throughout 2011 the division supported UK companies, both in the UK and overseas, to do more business internationally.  This support included delivering a series of UK Government-backed 'Doing Business in Asia' events.

During the year, GTS invested in improving existing products and services and also in developing new ones.  To help corporate treasurers manage their global positions, the division launched a global Liquidity Solutions Portal, giving its customers a view of their operational and investment balances and rates all in one place, improving transparency, and enabling them to execute and redeem investments effectively.

2011 compared with 2010
•
Operating profit was down 32%, partly reflecting the sale of Global Merchant Services (GMS) which completed on 30 November 2010. Adjusting for the disposal, operating profit decreased 16%, driven by an impairment provision on a single name in 2011.

•	Excluding GMS, income was 7% higher driven by the success of deposit-gathering initiatives, as deposits increased £2 billion in a competitive environment.

•	Excluding GMS, expenses increased by 10%, reflecting business improvement initiatives and investment in technology and support infrastructure.

•	Impairment losses increased to £166 million compared with £9 million in 2010 reflecting a single name impairment.

•	For the eleven months in 2010 before completion of the disposal, GMS generated income of £451 million, total expenses of £244 million and an operating profit of £207 million.

Q4 2011 compared with Q3 2011
•	Operating profit was in line with Q3 2011 reflecting resilient income and slightly higher impairment charges, offset by lower expenses.

•	Income fell by 1% as a result of seasonally lower trade finance activity.

•	Total expenses fell by 2% largely driven by a reduction in technology and infrastructure support costs, partially offset by lower discretionary staff costs in Q3 2011.

•	Q4 2011 impairment losses of £47 million, up 4%, largely related to additional provisioning on an existing single name impairment.

•	Customer deposits held up well in a competitive environment despite the adverse effect of a weakened Euro exchange rate.

•	Third party assets decreased 13% as a result of reduced trade finance activity and the positive impact of balance sheet efficiency initiatives.

•	Risk-weighted assets fell 7%, primarily benefitting from lower loans and advances.

Global Transaction Services (continued)

Key points (continued)

Q4 2011 compared with Q4 2010
•	Operating profit was down 26%, driven by a provision on a single name in 2011. Adjusting for the sale of GMS, which completed on 30 November 2010, operating profit decreased 17%.

•
Excluding GMS, income increased by 3% driven by strong deposit gathering initiatives and expenses increased by 3%, reflecting business improvement initiatives and investment in technology and support infrastructure.

•	In the two months in Q4 2010 before completion of the disposal, GMS recorded income of £80 million, total expenses of £50 million and an operating profit of £30 million.

Ulster Bank

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	696	761	171	185	187

Net fees and commissions	142	156	28	41	40
Other non-interest income	69	58	21	19	16

Non-interest income	211	214	49	60	56

Total income	907	975	220	245	243

Direct expenses
- staff	(221)	(237)	(53)	(55)	(57)
- other	(67)	(74)	(15)	(17)	(17)
Indirect expenses	(259)	(264)	(64)	(65)	(64)

	(547)	(575)	(132)	(137)	(138)

Operating profit before impairment losses	360	400	88	108	105
Impairment losses	(1,384)	(1,161)	(327)	(327)	(376)

Operating loss	(1,024)	(761)	(239)	(219)	(271)

Analysis of income by business
Corporate	435	521	98	107	122
Retail	428	465	101	116	124
Other	44	(11)	21	22	(3)

Total income	907	975	220	245	243

Analysis of impairments by sector
Mortgages	570	294	133	126	159
Corporate
- property	324	375	83	78	69
- other corporate	434	444	100	111	135
Other lending	56	48	11	12	13

Total impairment losses	1,384	1,161	327	327	376

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	2.8%	1.4%	2.7%	2.4%	3.0%
Corporate
- property	6.8%	6.9%	6.9%	6.1%	5.1%
- other corporate	5.6%	4.9%	5.2%	5.4%	6.0%
Other lending	3.5%	3.7%	2.8%	3.2%	4.0%

Total	4.1%	3.1%	3.8%	3.7%	4.1%

Ulster Bank (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	(26.1%)	(21.0%)	(23.3%)	(21.2%)	(29.8%)
Net interest margin	1.77%	1.84%	1.81%	1.85%	1.77%
Cost:income ratio	60%	59%	60%	56%	57%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	20.0	20.7	(3%)	21.2	(6%)
- corporate
- property	4.8	5.1	(6%)	5.4	(11%)
- other corporate	7.7	8.2	(6%)	9.0	(14%)
- other lending	1.6	1.5	7%	1.3	23%

	34.1	35.5	(4%)	36.9	(8%)
Customer deposits	21.8	23.4	(7%)	23.1	(6%)
Risk elements in lending
- mortgages	2.2	2.1	5%	1.5	47%
- corporate
- property	1.3	1.5	(13%)	0.7	86%
- other corporate	1.8	1.8	-	1.2	50%
- other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	5.5	5.6	(2%)	3.6	53%
Loan:deposit ratio (excluding repos)	143%	141%	200bp	152%	(900bp)
Risk-weighted assets	36.3	34.4	6%	31.6	15%

Spot exchange rate - €/£	1.196	1.162		1.160

Note:
(1)	Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
2011 was another difficult year for the business due to the continued challenging economic environment. This was reflected in the financial performance, with ongoing pressure on income and a further increase in impairment losses.

Ulster Bank continues to make progress on its customer commitments and deposit gathering strategy, while cost management and targeting growth in areas that leverage competitive advantage, remain priorities.  In 2011, customer numbers increased by 2%, representing a strong performance in current and savings accounts, driven by the enhanced customer service highlighted by our 'Help for what matters' programme.

Following a review of the cost base and operating model, 950 proposed job losses were announced in January 2012, the majority of which are expected by the end of 2012. This decision is a necessary part of the changes required to build a stronger sustainable business for the future.

Ulster Bank (continued)

Key points (continued)

2011 compared with 2010
•
Operating profit before impairment losses decreased by £40 million in 2011 with lower income partially mitigated by cost savings. Impairment losses of £1,384 million increased by 19% from 2010 resulting in an operating loss of £1,024 million, 35% higher than 2010.

•	Income fell by 7% driven by a contracting performing loan book coupled with higher funding costs. Loans and advances to customers decreased by 5% in constant currency terms during 2011.

•	Expenses fell by 5% reflecting tight management of the cost base across the business.

•	Impairment losses increased by 19% largely reflecting the deterioration in credit metrics on the mortgage portfolio driven by a combination of higher debt flow and further fall in asset prices.

•
Despite intense competition, retail and small business deposit balances have grown strongly throughout 2011, driven by the benefits of a focused deposit gathering strategy.  However, total customer deposit balances fell by 4% in constant currency terms largely driven by the outflow of wholesale customer balances due to rating downgrades.

•	Risk-weighted assets increased by 15% in 2011 reflecting the deterioration in credit risk metrics.

Q4 2011 compared with Q3 2011
•
Operating loss for the quarter increased by £20 million to £239 million largely as higher funding costs in both wholesale and deposit markets continue to outweigh the impact of loan re-pricing initiatives and tight expense management.

•
Net interest income decreased by £14 million driven by a reduction in income earning assets coupled with an increase in funding costs. Customer loan balances reduced by 2% in constant currency terms, reflecting amortisation of the loan book, which continued to exceed new business volume growth. Net interest margin declined by 4 basis points in the quarter to 1.81%, with the decrease in income partly offset by lower asset balances.

•	Non-interest income fell by £11 million largely due to a one-off foreign exchange gain in Q3 2011.

•	Expenses remained broadly flat in the quarter in constant currency terms, but continued focus on cost management is driving towards a declining trend.

•	Impairment losses were flat, with lower losses on the corporate portfolio offset by an increase in mortgage losses.

•	Customer deposit balances decreased by 5% in constant currency terms reflecting an outflow of wholesale balances due to rating downgrades.

Ulster Bank (continued)

Key points (continued)

Q4 2011 compared with Q4 2010
•	Operating loss was £32 million lower primarily driven by a decrease in impairment charges on both the mortgage and corporate portfolios.

•
Net interest income fell by 9%, reflecting the impact of a reducing loan book coupled with higher funding costs. Net interest margin increased by 4 basis points primarily driven by progress made on initiatives to improve customer loan margins during 2011.

•	Non-interest income decreased by 13%, partially reflecting the loss of income from the merchant services business disposed of in Q4 2010.

•	Expenses were broadly flat in constant currency terms with a 6% fall in direct expenses offset by higher indirect expenses.

US Retail & Commercial (£ Sterling)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,896	1,917	493	483	467

Net fees and commissions	709	729	164	190	169
Other non-interest income	295	300	94	67	62

Non-interest income	1,004	1,029	258	257	231

Total income	2,900	2,946	751	740	698

Direct expenses
- staff	(819)	(784)	(211)	(206)	(204)
- other	(544)	(569)	(133)	(152)	(124)
Indirect expenses	(733)	(770)	(185)	(183)	(201)

	(2,096)	(2,123)	(529)	(541)	(529)

Operating profit before impairment losses	804	823	222	199	169
Impairment losses	(325)	(517)	(65)	(84)	(105)

Operating profit	479	306	157	115	64

Average exchange rate - US$/£	1.604	1.546	1.573	1.611	1.581

Analysis of income by product
Mortgages and home equity	464	509	128	119	128
Personal lending and cards	420	476	94	111	113
Retail deposits	918	903	235	236	206
Commercial lending	580	580	147	149	141
Commercial deposits	292	320	76	75	75
Other	226	158	71	50	35

Total income	2,900	2,946	751	740	698

Analysis of impairments by sector
Residential mortgages	35	58	9	7	3
Home equity	99	126	19	29	26
Corporate and commercial	54	202	8	7	54
Other consumer	57	97	17	11	6
Securities	80	34	12	30	16

Total impairment losses	325	517	65	84	105

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.6%	1.0%	0.6%	0.5%	0.2%
Home equity	0.7%	0.8%	0.5%	0.8%	0.7%
Corporate and commercial	0.2%	1.0%	0.1%	0.1%	1.1%
Other consumer	0.8%	1.4%	0.9%	0.7%	0.3%

Total	0.5%	1.0%	0.4%	0.4%	0.7%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	6.3%	3.6%	8.0%	6.0%	3.3%
Net interest margin	3.06%	2.85%	3.03%	3.09%	3.00%
Cost:income ratio	72%	72%	70%	73%	76%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	74.5	72.9	2%	71.2	5%
Loans and advances to customers (gross)
- residential mortgages	6.1	5.9	3%	6.1	-
- home equity	14.9	14.9	-	15.2	(2%)
- corporate and commercial	22.8	22.1	3%	20.4	12%
- other consumer	7.6	6.6	15%	6.9	10%

	51.4	49.5	4%	48.6	6%
Customer deposits (excluding repos)	59.5	58.5	2%	58.7	1%
Risk elements in lending
- retail	0.6	0.6	-	0.4	50%
- commercial	0.4	0.4	-	0.5	(20%)

Total risk elements in lending	1.0	1.0	-	0.9	11%
Loan:deposit ratio (excluding repos)	85%	83%	200bp	81%	400bp
Risk-weighted assets	58.8	56.5	4%	57.0	3%

Spot exchange rate - US$/£	1.548	1.562		1.552

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
•	Sterling weakened relative to the US dollar during the fourth quarter, with the average exchange rate decreasing by 2% compared with Q3 2011.

•	Performance is described in full in the US dollar-based financial statements set out on pages 45 and 46.

US Retail & Commercial (US Dollar)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	$m	$m	$m	$m	$m

Income statement
Net interest income	3,042	2,962	777	778	739

Net fees and commissions	1,138	1,126	258	306	267
Other non-interest income	473	465	148	109	100

Non-interest income	1,611	1,591	406	415	367

Total income	4,653	4,553	1,183	1,193	1,106

Direct expenses
- staff	(1,313)	(1,212)	(331)	(332)	(322)
- other	(874)	(880)	(211)	(245)	(197)
Indirect expenses	(1,176)	(1,189)	(291)	(295)	(317)

	(3,363)	(3,281)	(833)	(872)	(836)

Operating profit before impairment losses	1,290	1,272	350	321	270
Impairment losses	(521)	(799)	(101)	(136)	(168)

Operating profit	769	473	249	185	102

Analysis of income by product
Mortgages and home equity	744	786	202	192	201
Personal lending and cards	673	735	147	179	179
Retail deposits	1,474	1,397	370	381	329
Commercial lending	931	896	232	240	223
Commercial deposits	469	495	120	121	119
Other	362	244	112	80	55

Total income	4,653	4,553	1,183	1,193	1,106

Analysis of impairments by sector
Residential mortgages	56	90	14	12	5
Home equity	160	194	29	48	40
Corporate and commercial	87	312	13	11	87
Other consumer	92	150	26	17	11
Securities	126	53	19	48	25

Total impairment losses	521	799	101	136	168

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.6%	1.0%	0.6%	0.5%	0.2%
Home equity	0.7%	0.8%	0.5%	0.8%	0.7%
Corporate and commercial	0.2%	1.0%	0.1%	0.1%	1.1%
Other consumer	0.8%	1.4%	0.9%	0.7%	0.4%

Total	0.5%	1.0%	0.4%	0.5%	0.8%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	6.3%	3.6%	8.0%	6.0%	3.3%
Net interest margin	3.06%	2.85%	3.03%	3.09%	3.00%
Cost:income ratio	72%	72%	70%	73%	76%

	31 December 2011	30 September 2011		31 December 2010
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	115.3	113.8	1%	110.5	4%
Loans and advances to customers (gross)
- residential mortgages	9.4	9.1	3%	9.4	-
- home equity	23.1	23.3	(1%)	23.6	(2%)
- corporate and commercial	35.3	34.5	2%	31.7	11%
- other consumer	11.8	10.4	13%	10.6	11%

	79.6	77.3	3%	75.3	6%
Customer deposits (excluding repos)	92.1	91.3	1%	91.2	1%
Risk elements in lending
- retail	1.0	0.9	11%	0.7	43%
- commercial	0.6	0.6	-	0.7	(14%)

Total risk elements in lending	1.6	1.5	7%	1.4	14%
Loan:deposit ratio (excluding repos)	85%	83%	200bp	81%	400bp
Risk-weighted assets	91.1	88.2	3%	88.4	3%

Note:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points
US R&C continued to focus on its back-to-basics strategy, with good progress made in developing the division's customer franchise during 2011. The bank continued to re-energise the franchise through new branding, product development and competitive pricing.

To strengthen retail alignment and improve efficiencies, US R&C formed a consolidated Consumer Banking division by combining management of the retail banking franchise with the consumer lending division during H2 2011. This continued focus on alignment is expected to further contribute to the improved penetration of loan products to deposit households, which has already increased in ten consecutive quarters. The penetration of on-line banking customers, a key indicator of customer retention, also continued to improve during 2011.

To enhance the customer experience, in Q4 2011, Consumer Banking introduced four core Customer Commitments, built around feedback received from customers in Massachusetts. In Q1 2012, the Commitments will be rolled out to Citizens Financial Group's (CFG's) entire branch footprint.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)
Significant organisational changes and investment in Commercial Banking, including unification under the RBS Citizens brand, has been important in positioning the business for growth. The enhanced sales training programme for managers and sales colleagues in this business has begun to deliver results with both higher credit balances and increased client satisfaction.  External researchers TNS awarded Citizens the second highest score in relationship manager satisfaction among its competitors for 2011.

Risk management was also an important focus for 2011 and in Q4 2011, CFG's Board of directors approved a new formal risk appetite statement aimed at ensuring sustained predictable earnings and further strengthening the control environment.

2011 compared with 2010
•
Operating profit increased to $769 million from $473 million, an increase of $296 million, or 63%.  Excluding a credit of $113 million related to changes to the defined benefit plan in Q2 2010, operating profit increased $409 million, or 114%, substantially driven by lower impairments and improved income.

•
The macroeconomic operating environment remained challenging, with low rates, high unemployment, a soft housing market, sluggish consumer activity and the continuing impact of legislative changes including the Durbin Amendment in the Dodd-Frank Act which became effective on 1 October 2011.

•	The Durbin Amendment lowers the allowable interchange on debit transactions to $0.23-$0.24 per transaction. The current annualised impact of the Durbin Amendment is estimated at $150 million.

•
Net interest income was up $80 million, or 3%.  Net interest margin improved by 21 basis points to 3.06% reflecting changes in deposit mix, continued discipline around deposit pricing and the positive impact from the balance sheet restructuring programme carried out during Q3 2010 combined with strong commercial loan growth, partially offset by run-off of consumer loans.

•	Non-interest income was up $20 million, or 1%, primarily driven by higher account and transaction fees, partially offset by the impact of legislative changes on debit card and deposit fees.

•
Excluding the defined benefit plan credit of $113 million in Q2 2010, total expenses were down $31 million, or 1%, due to a number of factors including lower Federal Deposit Insurance Corporation (FDIC) deposit insurance levies, and lower litigation and marketing costs, partially offset by higher regulatory costs.

•
Impairment losses declined by $278 million, or 35%, largely reflecting an improved credit environment slightly offset by higher impairments related to securities.  Loan impairments as a percent of loans and advances improved to 0.5% from 1.0%.

•	Customer deposits were up 1% with particularly strong growth achieved in checking balances. Consumer checking balances grew by 6%, while small business checking balances grew by 5% over the year.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q4 2011 compared with Q3 2011
•
US Retail & Commercial posted an operating profit of $249 million compared with $185 million in the prior quarter, an increase of $64 million, or 35%, driven by a decrease in expenses and impairments, partially offset by lower non-interest income.

•
Net interest income was in line with the previous quarter. Loans and advances were up $2 billion, or 3%, from the previous quarter partially due to strong growth in commercial loan volumes partly offset by some continued planned run-off of long term fixed rate consumer products.

•	Non-interest income was down $9 million, or 2%, reflecting lower debit card fees impacted by legislative changes within the Durbin Amendment.

•	Total expenses were down $39 million, or 4%, reflecting lower mortgage servicing rights impairment and FDIC deposit insurance levies.

•	Impairment losses were down $35 million, or 26%, reflecting lower impairments related to securities. Loan impairments as a percent of loans and advances improved slightly to 0.4% from 0.5%.

Q4 2011 compared with Q4 2010
•	Operating profit increased to $249 million from $102 million, an increase of $147 million, or 144%, substantially driven by lower impairments and improved income.

•
Net interest income was up $38 million, or 5%.  Net interest margin improved by 3 basis points to 3.03% reflecting changes in deposit mix and continued discipline around deposit pricing combined with strong commercial loan growth partially offset by run-off of consumer loans.

•	Non-interest income was up $39 million, or 11%, reflecting securities gains. Higher account and transaction fees as a result of new pricing initiatives, were offset by lower debit card fees.

•
Total expenses were broadly in line with Q4 2010 reflecting a positive movement on the valuation of mortgage servicing rights in Q4 2010, not repeated in Q4 2011, and higher costs related to regulatory challenges, offset by lower litigation costs.

•	Impairment losses declined by $67 million, or 40%, reflecting an improved credit environment. Loan impairments as a percentage of loans and advances improved to 0.4% from 0.8%.

Global Banking & Markets

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	719	1,276	174	174	245

Net fees and commissions receivable	1,281	1,495	239	289	425
Income from trading activities	3,736	4,982	460	602	893
Other operating income (net of related funding costs)	205	159	39	34	24

Non-interest income	5,222	6,636	738	925	1,342

Total income	5,941	7,912	912	1,099	1,587

Direct expenses
- staff	(2,454)	(2,693)	(459)	(527)	(554)
- other	(928)	(842)	(240)	(243)	(292)
Indirect expenses	(949)	(862)	(240)	(249)	(219)

	(4,331)	(4,397)	(939)	(1,019)	(1,065)

Operating profit/(loss) before impairment losses	1,610	3,515	(27)	80	522
Impairment (losses)/recoveries	(49)	(151)	(68)	32	5

Operating profit/(loss)	1,561	3,364	(95)	112	527

Analysis of income by product
Rates - money markets	(212)	65	(78)	(19)	(65)
Rates - flow	1,668	1,985	465	113	413
Currencies	868	870	183	227	178
Credit and asset backed markets	1,424	2,215	9	93	433

Fixed income & currencies	3,748	5,135	579	414	959
Portfolio management and origination	1,343	1,777	277	305	396
Equities	781	933	158	114	183

Total excluding fair value derivative liabilities	5,872	7,845	1,014	833	1,538
Fair value derivative liabilities	69	67	(102)	266	49

Total income	5,941	7,912	912	1,099	1,587

Analysis of impairments by sector
Manufacturing and infrastructure	(139)	51	(62)	-	(2)
Property and construction	(42)	(74)	(25)	(11)	(10)
Banks and financial institutions	54	(177)	(11)	44	(54)
Other	78	49	30	(1)	71

Total impairment (losses)/recoveries	(49)	(151)	(68)	32	5

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.1%	0.2%	0.4%	(0.2%)	-

Global Banking & Markets (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	7.7%	16.6%	(1.8%)	2.3%	10.2%
Net interest margin	0.73%	1.05%	0.76%	0.71%	0.93%
Cost:income ratio	73%	56%	103%	93%	67%
Compensation ratio (2)	41%	34%	50%	48%	35%
Compensation ratio - continuing business	39%	32%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	74.7	73.1	2%	75.1	(1%)
Loans and advances to banks	29.9	34.1	(12%)	44.5	(33%)
Reverse repos	100.5	100.6	-	94.8	6%
Securities	111.0	124.5	(11%)	119.2	(7%)
Cash and eligible bills	28.1	33.3	(16%)	38.8	(28%)
Other	17.5	33.0	(47%)	24.3	(28%)

Total third party assets (excluding derivatives mark-to-market)	361.7	398.6	(9%)	396.7	(9%)
Net derivative assets (after netting)	37.0	45.6	(19%)	37.4	(1%)
Customer deposits (excluding repos)	37.4	39.5	(5%)	38.9	(4%)
Risk elements in lending	1.8	1.6	13%	1.7	6%
Risk-weighted assets	151.1	134.3	13%	146.9	3%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Key points
During Q4 2011, the market environment continued to weaken.  Market volatility remained elevated and liquidity depressed as markets reacted to developments in the European sovereign debt crisis.  Deal flow was weak reflecting investor pessimism about the outlook for the world economy.  Throughout the year, GBM continued to deliver core products and innovative solutions to clients, while also focusing on management of its cost base and on tight control of its risk positions.

On 12 January 2012 the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment.  The changes will see the reorganisation of RBS's wholesale businesses into 'Markets' and 'International Banking' and the exit and downsizing of selected activities.  The changes will ensure the wholesale businesses continue to deliver against the Group's strategy.

2011 compared with 2010
•
Operating profit fell by 54%, from £3,364 million for 2010 to £1,561 million for 2011, driven by a 25% decrease in revenue. The year was characterised by volatile and deteriorating credit markets, especially during the second half of the year when the European sovereign debt crisis drove a sharp widening in credit spreads.

Global Banking & Markets (continued)

Key points (continued)

2011 compared with 2010 (continued)
•
Due to this deterioration in the markets both the Rates and Credit businesses suffered significantly, and income from trading activities fell from £4,982 million in 2010, to £3,736 million in 2011. The heightened volatility increased risk aversion amongst clients and limited opportunities for revenue generation in the secondary markets.

•	Portfolio Management and Origination revenue also fell sharply as clients curtailed new activity and continued to repay existing debt.
•	Equities revenue fell 16% as wider market conditions reduced investor confidence, resulting in lower client issuance and reduced activity in the secondary markets.
•
Total costs fell by 2% despite increased investment costs in 2011, which included a programme to meet new regulatory requirements. The compensation ratio in GBM excluding discontinued businesses was 39%, driven by fixed salary costs and prior year deferred awards. Variable compensation accrued in the first half of the year were reduced in the second half of the year, leaving the 2011 variable compensation awards 58% lower than 2010, compared with a 54% fall in operating profit, as detailed on page 49.

•	Third party assets fell from £396.7 billion in 2010 to £361.7 billion in 2011 as a result of lower levels of activity and careful management of balance sheet exposures.
•
A 3% increase in risk-weighted assets reflected the impact of significant regulatory changes, with a £21 billion uplift as a result of CRD III, largely offset by the impact of the division's focus on risk management.

Q4 2011 compared with Q3 2011
•
An operating loss of £95 million was driven by a swing in the fair value of GBM's own derivative liabilities (FVDL) of £368 million, due to improving credit spreads (similar to fair value of own debt movements), partially offset by a movement of £235 million in counterparty exposure management (CEM) (positive movement of £20 million in Q4 2011 versus a negative movement of £215 million in Q3 2011).

•	Excluding the movements in FVDL and CEM, revenue decreased by 5%, to £994 million compared with £1,048 million in Q3 2011, as the market environment remained challenging for a number of businesses:
	○	Rates Money Markets continued to record negative revenue as the cost of the division's funding activities more than offset the revenue generated by the client facing business.
	○	Rates Flow showed some recovery from a weak Q3 2011 largely driven by a turnaround in counterparty exposure management activities. Trading conditions for the underlying business remained difficult.
	○	Currencies declined on weaker options performance. The spot FX business continued to perform consistently well.
○
Credit and Asset Backed Markets continued to incur losses in the flow credit business, albeit at a lower level than prior quarter. Earnings from asset backed products were also down, reflecting increased risk aversion in both GBM and the wider market.

	○	Equities revenue increased from a very weak Q3 2011, although client activity remained subdued.
○
The fall in Portfolio Management and Origination reflected exceptional gains from credit hedging activity in Q3 2011. Origination and loan income remained broadly flat; client activity, especially in EMEA, was weak.

Global Banking & Markets (continued)

Key points (continued)

Q4 2011 compared with Q3 2011 (continued)
•
Total costs fell £80 million driven by reductions in headcount and a reduction in variable compensation accrued during the first half of the year, while a range of other cost saving initiatives were partially offset by higher legal costs.  The compensation ratio rose compared with the prior quarter due to lower levels of revenue earned.

•	Impairments of £68 million resulted from a small number of corporate provisions.

•
Third party assets were driven £37 billion lower during Q4 2011, and activity was managed carefully amidst the volatile credit environment.  Further reductions in the funded balance sheet to circa £300 billion are targeted to take place over the up to three year implementation period of the wholesale business restructuring.

•
Risk-weighted assets increased by 13% to £151 billion as CRD III regulations were implemented on the last day of Q4 2011, resulting in an increase of £21 billion. Excluding the impact of this regulatory change, risk-weighted assets remained tightly controlled.

•
The negative return on equity in the quarter was driven by the significant fall in revenue. The impact of the increase in risk-weighted assets was minimal as average risk-weighted assets remained low across the quarter.

Q4 2011 compared with Q4 2010
•
The operating loss of £95 million in Q4 2011 compares with an operating profit of £527 million in Q4 2010. The deterioration in performance was due to the sharp decline in revenue, reflecting the difficult credit environment and low levels of investor confidence.

•
Rates Flow benefited from a favourable counter party credit development. Excluding the impact of this, the business weakened amidst heightened market volatility, especially relating to sovereign bond valuations.

•
Earnings from Credit and Asset Backed Markets fell sharply. Losses on flow credit trading contrasted with a gain in Q4 2010 and gains on asset backed products were constrained in Q4 2011 as both the market and the business became increasingly risk averse.

•	The fall in Portfolio Management and Origination reflected limited client activity, especially in EMEA, and the net repayment of existing debt during the year.

•
The decline in total costs reflected significantly lower current year variable compensation, the realisation of benefits from a number of cost saving initiatives and the non-repeat of a significant legal expense incurred during Q4 2010.

RBS Insurance

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Earned premiums	4,221	4,459	1,043	1,057	1,100
Reinsurers' share	(252)	(148)	(71)	(67)	(40)

Net premium income	3,969	4,311	972	990	1,060
Fees and commissions	(400)	(410)	(161)	(83)	(133)
Instalment income	138	159	33	35	38
Other income	100	179	19	19	70

Total income	3,807	4,239	863	961	1,035
Net claims	(2,772)	(3,932)	(589)	(695)	(898)

Underwriting profit	1,035	307	274	266	137

Staff expenses	(288)	(287)	(75)	(67)	(72)
Other expenses	(333)	(325)	(79)	(88)	(77)

Total direct expenses	(621)	(612)	(154)	(155)	(149)
Indirect expenses	(225)	(267)	(55)	(60)	(74)

	(846)	(879)	(209)	(215)	(223)

Technical result	189	(572)	65	51	(86)
Investment income	265	277	60	72	77

Operating profit/(loss)	454	(295)	125	123	(9)

Analysis of income by product
Personal lines motor excluding broker
- own brands	1,742	1,825	425	439	468
- partnerships	209	343	34	45	91
Personal lines home excluding broker
- own brands	471	474	119	117	120
- partnerships	363	388	81	94	100
Personal lines rescue and other excluding broker
- own brands	181	192	46	43	49
- partnerships	125	155	(16)	47	2
Commercial	315	314	81	80	76
International	340	316	89	91	82
Other (1)	61	232	4	5	47

Total income	3,807	4,239	863	961	1,035

For the notes to this table refer to page 55.

RBS Insurance (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,787	4,162	3,787	3,832	4,162
- partnerships	320	645	320	388	645
Personal lines home excluding broker
- own brands	1,811	1,797	1,811	1,832	1,797
- partnerships	2,497	2,530	2,497	2,504	2,530
Personal lines rescue and other excluding broker
- own brands	1,844	1,966	1,844	1,886	1,966
- partnerships	7,307	7,497	7,307	7,714	7,497
Commercial	422	352	422	410	352
International	1,387	1,082	1,387	1,357	1,082
Other (1)	1	644	1	44	644

Total in-force policies (2)	19,376	20,675	19,376	19,967	20,675

Gross written premium (£m)
Personal lines motor excluding broker
- own brands	1,584	1,647	348	438	370
- partnerships	137	257	28	36	59
Personal lines home excluding broker
- own brands	474	478	112	133	116
- partnerships	549	556	132	144	137
Personal lines rescue and other excluding broker
- own brands	174	178	40	48	41
- partnerships	174	159	44	48	39
Commercial	435	397	102	101	96
International	570	425	142	125	123
Other (1)	1	201	2	4	7

Total gross written premium	4,098	4,298	950	1,077	988

For the notes to this table refer to page 55.

RBS Insurance (continued)

Key metrics (continued)
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on regulatory capital (3)	11.3%	(7.9%)	12.5%	12.3%	(0.9%)
Return on tangible equity (4)	10.3%	(6.8%)	11.0%	11.0%	(0.8%)
Loss ratio (5)	70%	91%	61%	70%	85%
Commission ratio (6)	10%	10%	17%	8%	13%
Expense ratio (7)	20%	20%	22%	20%	23%
Combined operating ratio (8)	100%	121%	100%	98%	121%

Balance sheet
Total insurance reserves - (£m) (9)			7,284	7,545	7,643

Notes:
(1)	'Other' predominantly consists of the personal lines broker business.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card payment protection.

(3)	Return on regulatory capital required is based on annualised operating profit/(loss) after tax divided by average notional regulatory equity.
(4)	Return on tangible equity is based on annualised operating profit/(loss) after tax divided by average tangible equity.
(5)	Loss ratio is based on net claims divided by net premium income.
(6)	Commission ratio is based on fees and commissions divided by gross written premium.
(7)	Expense ratio is based on expenses divided by gross written premium.
(8)	Combined operating ratio is the sum of the loss, commission and expense ratios.
(9)	Consists of general and life insurance liabilities, unearned premium reserve and liability adequacy reserve.

Key points
RBS Insurance continues to make good progress ahead of its divestment from the Group. Q4 2011 operating profit of £125 million was the fifth successive quarter of year-on-year improvement. Operating profit of £454 million for 2011 shows a return to full year profitability and represents close to a £750 million turnaround from 2010. These results demonstrate the success of the first phase of management's transformation plan - to return to profit in 2011. The full year combined operating ratio improved to 100% (2010 - 121%) with a full year return on equity of 10.3% compared with a negative return of 6.8% in 2010.

The second phase of the RBS Insurance transformation plan, to build competitive advantage, is underway and tangible benefits are already being delivered. All new Churchill, Direct Line and Privilege motor claims, as well as all new Churchill home claims, are now being processed through a new claims management system.  Within motor, the rollout of a new rating engine and new pricing tools ensured more accurate and tailored pricing with the aim of generating greater value from RBS Insurance's multi-brand, multi-distribution strategy.

RBS Insurance (continued)

Key points (continued)
As part of the plan to build competitive advantage, the rationalisation of occupied sites continues, with 15 site exits by the end of 2011. The consolidation of the four UK general insurance underwriting entities within the RBS Insurance Group was successfully completed in December 2011. All UK general insurance business is now written through one underwriter with the aim of improving operational and capital efficiency.

Marking a significant new partnership, RBS Insurance signed a five-year contract with Sainsbury's Finance in 2011 to provide underwriting, sales, service and claims management for its car insurance customers. Following the successful launch and development of the car insurance partnership, a further contract was signed early in 2012 to provide home insurance for Sainsbury's customers.  Building on RBS Insurance's established successful relationship with Nationwide Building Society, a deal was concluded to extend its provision of home insurance until the end of 2015.  RBS Insurance is also concluding terms with RBS Group's UK Retail bank on the details of a five-year agreement for the continued provision of general insurance products post separation.  The term would commence from the point of initial divestment.

While overall gross written premium fell by 5% in 2011, it increased by 10% in Commercial, which includes NIG, the commercial broker business, and Direct Line for Business, the direct SME insurer.  A new brand identity was unveiled for NIG and work continued to improve its product offering and service to brokers. Direct Line for Business continued to develop well.

RBS Insurance's international division showed strong growth in gross written premiums primarily in Italy, assisted by the first full year of its sales agreements with FGA Capital, a joint venture between Fiat and Credit Agricole.  The German business also showed good growth following improvements in the second half of 2011 to its direct and partnership business, including strengthening its relationship with Renault.

Ahead of the planned divestment in the second half of 2012, RBS Insurance has begun separating its activities and operations from RBS Group. Its corporate functions have been strengthened, arm's length agreements are under discussion with the Group where appropriate, a new corporate brand, Direct Line Group was announced on 15 February 2012 and a new risk and control framework has been implemented, in readiness for standalone status.

Overall, RBS Insurance has powerful brands, improved earnings, a robust balance sheet and is executing the second phase of its transformation plan to rebuild competitive advantage.

RBS Insurance (continued)

Key points (continued)

2011 compared with 2010
•
Operating profit rose by £749 million in 2011, principally due to the non repeat of the bodily injury reserve strengthening in 2010, de-risking of the motor book, exit of certain business segments and more benign weather in 2011.

•
Gross written premium fell £200 million, 5%, as the business continued to drive improved profitability through reduced volumes in unattractive segments.  This was partially offset by growth in Commercial and International.

•
Total income fell £432 million, 10%, following the exit of personal lines broker, a decline in premiums reflecting reduced motor volumes and higher reinsurance costs to reduce the risk profile of the book.

•
Net claims fell £1,160 million, 30%, due to the non recurrence of bodily injury reserve strengthening in 2010, actions taken to de-risk the book, the exit of certain business segments and more benign weather in 2011.

•	Total direct expenses rose by £9 million principally driven by project activity to support the transformation plan.

•	Investment income fell £12 million, 4%, reflecting decreased yields on the portfolio in 2011, partially offset by higher realised gains.

•
At the end of 2011, RBS Insurance's investment portfolios comprised primarily cash, gilts and investment grade bonds.  Within the UK portfolio, £8.9 billion, and the International portfolio, £827 million, there was no exposure to sovereign debt issued by Portugal, Ireland, Italy, Greece or Spain.

•	Total in-force policies fell 6% in the year due to planned de-risking of the motor book and the exiting of certain other segments and partnerships, including personal lines broker.

Q4 2011 compared with Q3 2011
•	Operating profit of £125 million rose by £2 million, 2%, compared with Q3 2011 as lower income was offset by a decrease in net claims, partially reflecting more benign weather.

•
Gross written premium of £950 million fell £127 million, 12%, as a result of seasonality and a reduction of in-force policies following continued improvements to the risk profile of the motor book. This was partially offset by growth in International, largely due to the partnership with FGA Capital.

•	Total income of £863 million fell £98 million, 10%, due to lower volumes and higher commissions payable, including £57 million to UK Retail.

•
Net claims fell £106 million to £589 million partially reflecting a £57 million release of claims reserves relating to creditor insurance. This release was matched by the payment to UK Retail within fees and commissions. Excluding the release and commission payment, the loss ratio would have been 6 percentage points higher and commission ratio 6 percentage points lower.

•	Total direct expenses of £154 million were broadly flat.

•	The technical result rose £14 million to £65 million whilst the combined operating ratio increased by 2 percentage points to 100%.

RBS Insurance (continued)

Key points (continued)

Q4 2011 compared with Q3 2011 (continued)
•	Investment income of £60 million was down by £12 million, 17%, due to lower disposal gains.

•
Total in-force policies fell by 3% driven by the planned de-risking of the motor book and the exit of certain business segments and partnerships, partially offset by growth in International and Commercial.

Q4 2011 compared with Q4 2010
•	Operating profit rose by £134 million due to a significant turnaround in the technical result, driven by a 34% decrease in net claims.

•	Gross written premium fell £38 million, 4%, as a result of reduced in-force policies aimed at improving the risk profile of the book, partially offset by growth in International.

•	Total income fell £172 million, 17%, reflecting lower motor volumes and higher fees and commissions payable.

•	Net claims were down by £309 million, 34%, through a combination of improved risk mix, more benign weather in 2011, and the exit of certain business segments.

•	Total direct expenses increased by £5 million, 3%, due to the transfer of certain Group services to RBS Insurance in preparation for separation.

•	Investment income was down £17 million, or 22%, due to lower disposal gains and decreased yields.

•
Total in-force policies reduced by 6% principally due to the planned de-risking of the motor book and the exiting of certain other segments and partnerships, including personal lines broker, partially offset by growth in International.

Central items

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Central items not allocated	156	577	85	67	115

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

2011 compared with 2010
•	Central items not allocated represented a credit of £156 million in 2011, a decline of £421 million compared with 2010.

•	2010 benefitted from c£300 million of accounting gains on hybrid securities, c£150 million of which was amortised during 2011.

•	A VAT recovery of £176 million in 2010 compared with £85 million recovered in 2011.

Q4 2011 compared with Q3 2011
•	Central items not allocated represented a credit of £85 million in the quarter, an increase of £18 million compared with Q3 2011.

Q4 2011 compared with Q4 2010
•	Central items not allocated represented a credit of £85 million, £30 million lower than Q4 2010.

Non-Core

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	881	1,959	129	164	419

Net fees and commissions	(38)	471	(47)	(85)	166
Loss from trading activities	(721)	(31)	(407)	(246)	(152)
Insurance net premium income	286	702	9	44	181
Other operating income
- rental income	743	752	163	182	218
- other (1)	55	(889)	(151)	(13)	(511)

Non-interest income	325	1,005	(433)	(118)	(98)

Total income/(loss)	1,206	2,964	(304)	46	321

Direct expenses
- staff	(375)	(731)	(82)	(93)	(105)
- operating lease depreciation	(347)	(452)	(91)	(82)	(108)
- other	(256)	(573)	(57)	(62)	(141)
Indirect expenses	(317)	(500)	(84)	(86)	(127)

	(1,295)	(2,256)	(314)	(323)	(481)

Operating (loss)/profit before other operating charges and impairment losses	(89)	708	(618)	(277)	(160)
Insurance net claims	(195)	(737)	61	(38)	(245)
Impairment losses	(3,919)	(5,476)	(751)	(682)	(1,211)

Operating loss	(4,203)	(5,505)	(1,308)	(997)	(1,616)

Note:
(1)
Includes losses on disposals (year ended 31 December 2011 - £127 million; year ended 31 December 2010 - £504 million; quarter ended 31 December 2011 - £36 million; quarter ended 30 September 2011 - £37 million; quarter ended 31 December 2010 - £247 million).

Non-Core (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Analysis of income/(loss)by business
Banking & portfolios	1,474	1,673	(168)	214	157
International businesses	419	778	92	101	84
Markets	(687)	513	(228)	(269)	80

Total income/(loss)	1,206	2,964	(304)	46	321

Loss from trading activities
Monoline exposures	(670)	(5)	(243)	(230)	(57)
Credit derivative product companies	(85)	(139)	(19)	(5)	(38)
Asset-backed products (1)	29	235	(22)	(51)	33
Other credit exotics	(175)	77	(8)	(7)	21
Equities	(11)	(17)	1	(11)	11
Banking book hedges	(1)	(82)	(36)	73	(70)
Other (2)	192	(100)	(80)	(15)	(52)

	(721)	(31)	(407)	(246)	(152)

Impairment losses
Banking & portfolios	3,833	5,328	714	656	1,258
International businesses	82	200	30	17	59
Markets	4	(52)	7	9	(106)

Total impairment losses	3,919	5,476	751	682	1,211

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking & portfolios	4.9%	5.0%	3.6%	2.8%	4.6%
International businesses	3.7%	4.4%	5.3%	2.7%	5.2%
Markets	(3.0%)	0.2%	(8.8%)	(0.4%)	(38.4%)

Total	4.8%	4.9%	3.7%	2.8%	4.4%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)
Includes profits in RBS Sempra Commodities JV (year ended 31 December 2011 - £4 million; year ended 31 December 2010 - £372 million; quarter ended 31 December 2011 - £1 million; quarter ended 30 September 2011 - £1 million; quarter ended 31 December 2010 - £19 million).

(3)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Net interest margin	0.64%	1.16%	0.31%	0.43%	1.09%
Cost:income ratio	107%	76%	nm	nm	150%
Adjusted cost:income ratio	128%	101%	nm	nm	nm

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets (excluding derivatives) (1)	93.7	105.1	(11%)	137.9	(32%)
Total third party assets (including derivatives) (1)	104.7	117.7	(11%)	153.9	(32%)
Loans and advances to customers (gross) (2)	79.4	88.9	(11%)	108.4	(27%)
Customer deposits (2)	3.5	4.3	(19%)	6.7	(48%)
Risk elements in lending (2)	24.0	24.6	(2%)	23.4	3%
Risk-weighted assets (1)	93.3	117.9	(21%)	153.7	(39%)

nm = not meaningful

Notes:
(1)
Includes RBS Sempra Commodities JV (31 December 2011 third party assets, excluding derivatives (TPAs) £0.1 billion, RWAs £1.6 billion; 30 September 2011 TPAs £0.3 billion, RWAs £1.7 billion; 31 December 2010 TPAs £6.7 billion, RWAs £4.3 billion).

(2)	Excludes disposal groups.

	31 December 2011	30 September 2011	31 December 2010
	£bn	£bn	£bn

Gross customer loans and advances
Banking & portfolios	77.3	86.6	104.9
International businesses	2.0	2.2	3.5
Markets	0.1	0.1	-

	79.4	88.9	108.4

Risk-weighted assets
Banking & portfolios	64.8	66.6	83.5
International businesses	4.1	4.5	5.6
Markets	24.4	46.8	64.6

	93.3	117.9	153.7

Third party assets (excluding derivatives)
Banking & portfolios	81.3	91.0	113.9
International businesses	2.9	3.3	4.4
Markets	9.5	10.8	19.6

	93.7	105.1	137.9

Non-Core (continued)

Third party assets (excluding derivatives)

Year ended 31 December 2011
	31 December 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	42.6	(5.6)	(2.4)	0.7	(3.4)	(0.4)	31.5
Corporate	59.8	(8.5)	(11.3)	2.5	(0.1)	(0.2)	42.2
SME	3.7	(1.6)	-	0.1	(0.1)	-	2.1
Retail	9.0	(1.1)	(1.4)	-	(0.3)	(0.1)	6.1
Other	2.5	(0.6)	-	-	-	-	1.9
Markets	13.6	(2.9)	(1.8)	1.0	-	(0.1)	9.8

Total (excluding derivatives)	131.2	(20.3)	(16.9)	4.3	(3.9)	(0.8)	93.6
Markets - RBS Sempra Commodities JV	6.7	(1.3)	(5.0)	-	-	(0.3)	0.1

Total (1)	137.9	(21.6)	(21.9)	4.3	(3.9)	(1.1)	93.7

Quarter ended 31 December 2011
	30 September 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	35.3	(1.8)	(1.1)	0.1	(0.6)	(0.4)	31.5
Corporate	46.9	(1.6)	(3.6)	0.6	(0.1)	-	42.2
SME	2.4	(0.3)	-	0.1	(0.1)	-	2.1
Retail	7.4	(0.2)	(1.1)	-	-	-	6.1
Other	1.9	-	-	-	-	-	1.9
Markets	10.9	(0.2)	(1.0)	-	-	0.1	9.8

Total (excluding derivatives)	104.8	(4.1)	(6.8)	0.8	(0.8)	(0.3)	93.6
Markets - RBS Sempra Commodities JV	0.3	-	(0.2)	-	-	-	0.1

Total (1)	105.1	(4.1)	(7.0)	0.8	(0.8)	(0.3)	93.7

Quarter ended 30 September 2011
	30 June 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate (2)	36.6	0.3	(0.6)	0.2	(0.5)	(0.7)	35.3
Corporate (2)	50.4	(2.4)	(1.3)	0.5	-	(0.3)	46.9
SME	2.7	(0.3)	-	-	-	-	2.4
Retail	8.0	(0.3)	(0.3)	-	(0.1)	0.1	7.4
Other	2.3	(0.4)	-	-	-	-	1.9
Markets	11.5	(0.9)	(0.4)	0.6	-	0.1	10.9

Total (excluding derivatives)	111.5	(4.0)	(2.6)	1.3	(0.6)	(0.8)	104.8
Markets - RBS Sempra Commodities JV	1.1	(0.5)	(0.3)	-	-	-	0.3

Total (1)	112.6	(4.5)	(2.9)	1.3	(0.6)	(0.8)	105.1

Notes:
(1)	Disposals of £0.2 billion have been signed as at 31 December 2011 but are pending completion (30 September 2011 - £1 billion; 31 December 2010 - £12 billion).
(2)	Business restructuring in Q3 2011 resulted in third party assets of £1 billion transferring from Corporate to Commercial Real Estate resulting in run-off totalling £0.3 billion in Q3 2011.

Non-Core (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	5	5	-	1	1
Personal	(27)	8	(28)	1	2

Total UK Retail	(22)	13	(28)	2	3

UK Corporate
Manufacturing and infrastructure	76	26	26	3	5
Property and construction	224	437	83	92	103
Transport	52	3	6	-	(20)
Banking and financial institutions	5	69	1	-	51
Lombard	75	129	20	12	50
Other	96	166	21	18	50

Total UK Corporate	528	830	157	125	239

Ulster Bank
Mortgages	-	42	-	-	-
Commercial real estate
- investment	609	630	151	74	206
- development	1,552	1,759	77	162	596
Other corporate	173	251	15	45	(19)
Other EMEA	15	52	2	2	6

Total Ulster Bank	2,349	2,734	245	283	789

US Retail & Commercial
Auto and consumer	58	82	7	14	37
Cards	(9)	23	1	-	3
SBO/home equity	201	277	33	57	51
Residential mortgages	16	4	2	4	(1)
Commercial real estate	40	185	14	(4)	31
Commercial and other	(3)	17	7	(1)	2

Total US Retail & Commercial	303	588	64	70	123

Global Banking & Markets
Manufacturing and infrastructure	57	(290)	42	23	15
Property and construction	752	1,296	241	189	176
Transport	(3)	33	10	(6)	24
Telecoms, media and technology	68	9	18	27	(23)
Banking and financial institutions	(98)	196	(31)	(29)	19
Other	(20)	14	25	(1)	(163)

Total Global Banking & Markets	756	1,258	305	203	48

Other
Wealth	1	51	-	1	-
Global Transaction Services	1	-	4	-	7
Central items	3	2	4	(2)	2

Total Other	5	53	8	(1)	9

Total impairment losses	3,919	5,476	751	682	1,211

Non-Core (continued)

	31 December 2011	30 September 2011	31 December 2010
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.4	1.4	1.6
Personal	0.1	0.3	0.4

Total UK Retail	1.5	1.7	2.0

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.3
Property and construction	5.9	6.5	11.4
Transport	4.5	4.8	5.4
Banking and financial institutions	0.6	0.5	0.8
Lombard	1.0	1.2	1.7
Other	7.5	7.5	7.4

Total UK Corporate	19.6	20.6	27.0

Ulster Bank
Commercial real estate
- investment	3.9	3.9	4.0
- development	8.5	8.7	8.4
Other corporate	1.6	1.7	2.2
Other EMEA	0.4	0.4	0.4

Total Ulster Bank	14.4	14.7	15.0

US Retail & Commercial
Auto and consumer	0.8	1.9	2.6
Cards	0.1	0.1	0.1
SBO/home equity	2.5	2.6	3.2
Residential mortgages	0.6	0.6	0.7
Commercial real estate	1.0	1.1	1.5
Commercial and other	0.4	0.5	0.5

Total US Retail & Commercial	5.4	6.8	8.6

Global Banking & Markets
Manufacturing and infrastructure	6.6	7.0	8.7
Property and construction	15.3	17.8	19.6
Transport	3.2	3.9	5.5
Telecoms, media and technology	0.7	0.9	0.9
Banking and financial institutions	5.6	8.3	12.0
Other	6.8	6.7	9.0

Total Global Banking & Markets	38.2	44.6	55.7

Other
Wealth	0.2	0.3	0.4
Global Transaction Services	0.2	0.3	0.3
RBS Insurance	-	-	0.2
Central items	(0.2)	(0.3)	(1.0)

Total Other	0.2	0.3	(0.1)

Gross loans and advances to customers (excluding reverse repurchase agreements)	79.3	88.7	108.2

Non-Core (continued)

Key points
Non-Core third party assets fell to £94 billion, below the revised year end target of £96 billion and significantly ahead of the original guidance of £118 billion.  Further reductions will include the sale of RBS Aviation Capital for £4.7 billion, which was signed in January 2012.  Since the division was formed in 2009, the reduction totals £164 billion, or 64%. By the end of 2011, the Non-Core funded balance sheet equated to less than 10% of the Group funded balance sheet compared with 21% when the division was created.

The division focused on reducing capital intensive trading assets, with activity including the restructuring of monoline exposures, which, at a cost of c.£600 million in 2011, achieved a reduction of £32 billion in risk-weighted assets.

An operating loss of £4,203 million for 2011 was £1,302 million lower than 2010.  Income declined by £1,758 million reflecting continued divestment, including business and country exits.  The decrease was partially offset by a reduction in expenses of £961 million, largely driven by the fall in headcount. Impairment losses fell by £1,557 million despite ongoing challenges in the real estate and Ulster Bank portfolios.

2011 compared with 2010
•
Operating loss of £4,203 million in 2011 was £1,302 million lower than the loss recorded in 2010. The continued divestment of Non-Core businesses and portfolios has reduced revenue streams as well as the cost base.

•
Losses from trading activities increased by £690 million compared with 2010, principally as a result of the disposal of RBS Sempra Commodities in 2010 and costs incurred as part of the division's focus on reducing capital intensive trading assets and mitigating future regulatory uplifts in risk-weighted assets.

•	Impairment losses fell by £1,557 million despite ongoing challenges in the real estate and Ulster Bank portfolios, reflecting improvements in other asset classes.

•	Third party assets declined by £44 billion (32%) reflecting disposals of £22 billion and run-off of £22 billion.

•	Risk-weighted assets were £60 billion lower than 2010, principally driven by significant disposal activity on trading book assets combined with run-off.

•	Headcount declined by 2,189 (32%) to 4,669 in 2011, largely reflecting the divestment activity in relation to Asia, Non-Core Insurance and RBS Sempra Commodities.

Q4 2011 compared with Q3 2011
•	Non-Core continued to reduce the size of its balance sheet, with third party assets declining by £11 billion to £94 billion, driven by disposals of £7 billion and run-off of £4 billion.

•	Risk-weighted assets fell by £25 billion in Q4 2011 primarily reflecting the restructuring of monoline exposures and run-off.

•
The increased operating loss reported in Q4 2011 reflected trading losses associated with the ongoing reduction of capital intensive trading assets and market movements. Additionally, other income losses increased in Q4 2011 as a result of valuation movements of £131 million recorded on equity and asset positions.

Non-Core (continued)

Key points (continued)

Q4 2011 compared with Q4 2010
•	Q4 2011 operating loss of £1,308 million was 19% lower than the loss recorded in Q4 2010.

•
Impairments were £460 million lower in Q4 2011 reflecting a reduction in impairments reported in the Ulster Bank portfolio, following substantial provisioning of land development values earlier in 2011.

•	Non-interest income fell principally as a result of trading losses incurred in Q4 2011.

•	Ongoing disposal activity reduced the balance sheet and headcount, resulting in lower net interest income, fees and commissions, net premium income, claims, and expenses.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary